Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 31, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on March 31, 2006, entitled "AGM notice issued by Statoil".

AGM notice issued by Statoil

Statoil (OSE: STL, NYSE: STO) will hold its annual general meeting from 17.00 on Wednesday 10 May 2006 at the Clarion Hotel in Stavanger, Norway

The agenda will be as follows:

1. Opening of the annual general meeting by the chair of the corporate assembly.
2. Registration of attending shareholders and proxies.
3. Election of a chair of the meeting.
4. Election of a person to co-sign the minutes together with the chair of the meeting.
5. Approval of the notice and the agenda.
6. Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2005, including the board of directors’ proposal of an ordinary and extraordinary dividend.
The board proposes a total dividend of NOK 8.20 per share, of which NOK 4.60 per share is special dividend.
7. Determination of remuneration for the company’s auditor.
8. Election of members and deputy members to the corporate assembly

All of the shareholder-elected members of the corporate assembly are up for re-election. Eight members, including the chair of the corporate assembly and three deputy members, are to be elected.
9. Determination of remuneration for the members of the corporate assembly

10. Amendment to the articles of association § 11 – election committee

The Norwegian Code of Practice for Corporate Governance recommends that all members of election committees in listed companies are elected by the company’s annual general meeting. In order to adapt Statoil’s articles of association to this recommendation, the board of directors proposes that the articles of association be changed.

11. Election of members of the election committee

12. Determination of remuneration for members to the election committee

13. Reduction of capital through the annulment of own shares

At the extraordinary general meeting on 25 May 2001, Statoil was provided with 25,000,000 own shares for the purpose of distributing bonus shares to investors in the company’s stock exchange listing who met the requirements stipulated for such bonus shares. Following the distribution of bonus shares during the course of 2002, Statoil still held 23,441,885 own shares, which it has retained since. The shares cannot be used for other purposes without the consent of a general meeting. Statoil has no concrete plans for the use of these shares and it therefore wishes to carry out a capital reduction through the annulment of these shares. Such annulment of own shares is in accordance with Norwegian recommendations for corporate governance.

14. Authorisation to acquire Statoil shares in the market for subsequent annulment

The board of directors requests the annual general meeting to authorise it to repurchase up to 50,000,000 own shares (approximately 2.3 per cent of the company’s share capital) in accordance with the Public Limited Companies Act section 9-4. Such authorisation is common in many listed companies. The repurchase of own shares benefits shareholders by increasing the owner interest in the company of the remaining shares.

15. Authorisation to acquire Statoil shares in the market in order to continue implementation of the share saving plan for employees

Further information from:

Investor relations
Lars Troen Sørensen, senior vice president for investor relations, + 47 90 64 91 44 (mobile), +47 51 99 77 90 (office)
Geir Bjørnstad, vice president for investor relations USA: +47 913 923 45 (mobile)

Press
Ola Morten Aanestad, vice president for media relations, +47 48 08 02 12 (mobile) +47 51 99 13 77 (office)

STATOIL ASA (Registrant)
Dated: March 31, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer